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08003728

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Co.

*CURRENT ADDRESS

PROCESSED
JUL 14 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34904 FISCAL YEAR 3-31-08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE: 7/11/08

Attachment 2

Summary of Financial Report for the Year Ended March 31, 2008 (Unaudited)

English translation from the original Japanese-language document

April 28, 2008

Company Name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)
Expected Date of the Annual Shareholders' Meeting	Unfixed
Expected Date of Payment of Dividends	Unfixed
Expected Date of Presentation of Financial Statement Reports	Unfixed

1. Results for the year ended March 31, 2008

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,559,467	4.6	434,462	7.9	276,245	16.7	159,774	16.5
Fiscal 2007	1,491,269	1.6	402,487	△ 0.3	236,654	10.9	137,144	12.0

	Earnings per share - basic	Earnings per share - diluted	Return on net worth	Ordinary income to total assets	Operating income to operating revenues
	Yen	Yen	%	%	%
Fiscal 2008	81,106.04	-	18.7	5.4	27.9
Fiscal 2007	69,407.69	-	15.6	4.5	27.0

Note 1. Equity in earnings of affiliated companies : Fiscal 2008 227 million yen. Fiscal 2007 228 million yen.

2. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008	5,149,238	930,763	17.8	464,467.22
Fiscal 2007	5,164,581	804,412	15.3	400,896.57

Note Net worth : Fiscal 2008 915,021 million yen. Fiscal 2007 789,746 million yen.

(3) Consolidated cash flows (Figures less than one million yen have been rounded down.)

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2008	500,864	△ 266,542	△ 236,496	34,609
Fiscal 2007	427,062	△ 218,395	△ 345,430	36,783

2. Cash dividends

	Cash dividends per share			Total dividends (Fiscal)	Payout ratio (Consolidated)	Dividends on equity ratio(Consolidated)
Basis	Interim	Year-end	Total			
	yen	yen	yen	Millions of yen	%	%
Fiscal 2007	3,500.00	4,000.00	7,500.00	14,787	10.8	1.8
Fiscal 2008	4,000.00	4,500.00	8,500.00	16,762	10.5	2.0
Fiscal 2009 (Forecast)	4,500.00	4,500.00	9,000.00		11.9	

3. Consolidated forecast for Fiscal 2009 (Year ending March 31, 2009)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2009 2nd Quarter	771,000	0.7	244,000	△ 4.8	183,000	△ 2.0	106,000	△ 1.9
Fiscal 2009	1,552,000	△ 0.5	405,000	△ 6.8	256,000	△ 7.3	149,000	△ 6.7

	Earnings per share - basic
	Yen
Fiscal 2009 2nd Quarter	53,805.85
Fiscal 2009	75,632.75

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

4.Others

(1)Changes in the number of consolidated subsidiaries : none

(2)Changes in accounting method, procedures and method of disclosure in preparation of consolidated financial statements
①Changes due to accounting pronouncement : changed
②Others : changed (Early adoption of "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008.)

(3)Number of shares outstanding at the end of each period
①Number of issued and outstanding at the end of each period (Including treasury stocks)
Fiscal 2008 2,240,000 shares. Fiscal 2007 2,240,000 shares.
②Number of treasury stocks at the end of each period
Fiscal 2008 269,954 shares. Fiscal 2007 270,049 shares.

(Reference) Summary of Non-Consolidated Financial Report for the Year Ended March 31, 2008

1. Results for the year ended March 31, 2008

(1) Non-Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,261,246	4.0	412,811	8.4	256,356	18.3	153,953	18.3
Fiscal 2007	1,212,314	1.1	380,823	△ 0.8	216,730	10.9	130,141	12.1

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2008	78,068.53	-
Fiscal 2007	65,794.51	-

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

(2) Non-Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008	4,981,337	881,919	17.7	447,214.58
Fiscal 2007	5,003,499	762,381	15.2	386,598.00

(Reference) Net worth : Fiscal 2008 881,919 million yen. Fiscal 2007 762,381 million yen.

2. Non-Consolidated forecast for Fiscal 2009 (Year ending March 31, 2009)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2009 2nd Quarter	629,000	0.1	235,000	△ 5.8	175,000	△ 3.2	104,000	△ 4.2
Fiscal 2009	1,250,000	△ 0.9	382,000	△ 7.5	235,000	△ 8.3	141,000	△ 8.4

	Earnings per share - basic
	Yen
Fiscal 2009 2nd Quarter	52,737.61
Fiscal 2009	71,500.04

Note 1. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

2. The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen		
	As of March 31, 2007	As of March 31, 2008	Increase (Decrease)
ASSETS			
Current assets:			
Cash and time deposit	32,921	32,014	△ 906
Trade notes receivables	24,822	37,671	12,849
Railway fares receivables	34,278	21,445	△ 12,833
Land and buildings held for sale	3,390	615	△ 2,775
Inventories	14,811	14,716	△ 95
Deferred tax assets	20,918	23,486	2,567
Short-term loan receivables	7,366	9,576	2,209
Other current assets	35,062	30,192	△ 4,869
Allowance for doubtful accounts	△ 7	△ 7	0
Total current assets	173,565	169,711	△ 3,854
Fixed assets:			
Property and equipment			
Buildings and structures	1,978,433	1,926,761	△ 51,671
Machinery, rolling stock and vehicles	207,986	265,743	57,756
Land	2,343,449	2,343,356	△ 92
Construction in progress	120,114	99,842	△ 20,272
Other property and equipment	46,028	53,695	7,667
Total property and equipment	4,696,012	4,689,399	△ 6,612
Intangible fixed assets	11,741	11,436	△ 304
Investments and other assets			
Investment securities	117,747	91,001	△ 26,745
Deferred tax assets	152,237	167,206	14,968
Other investments and other assets	13,470	20,647	7,177
Allowance for doubtful accounts	△ 193	△ 166	26
Total investments and other assets	283,262	278,690	△ 4,571
Total fixed assets	4,991,015	4,979,526	△ 11,488
Total assets	5,164,581	5,149,238	△ 15,343

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen		
	As of March 31, 2007	As of March 31, 2008	Increase (Decrease)
LIABILITIES			
Current liabilities:			
Trade notes payables	60,792	66,634	5,842
Short-term bonds	44,999	9,998	△ 35,000
Short-term borrowings	19,525	21,851	2,325
Current portion of long-term debt	113,382	98,990	△ 14,392
Current portion of long-term payables	116,697	115,486	△ 1,211
Accounts payables	112,988	137,553	24,565
Accrued consumption taxes	6,969	5,670	△ 1,298
Accrued income taxes	50,442	67,475	17,033
Advances received	77,408	57,727	△ 19,680
Deposits	13,794	12,102	△ 1,692
Accrued bonuses	24,148	24,971	822
Other current liabilities	17,201	16,848	△ 353
Total current liabilities	658,351	635,311	△ 23,039
Long-term liabilities:			
Bonds	564,952	669,899	104,946
Long-term debt	616,185	621,394	5,209
Long-term payables	2,087,373	1,830,398	△ 256,975
Allowance for large scale renovation of the Shinkansen infrastructure	150,000	183,333	33,333
Liabilities for employees' retirement benefits	214,613	209,994	△ 4,619
Other long-term liabilities	68,693	68,142	△ 550
Total long-term liabilities	3,701,817	3,583,162	△ 118,655
Total liabilities	4,360,169	4,218,474	△ 141,694
EQUITY			
Shareholders' equity			
Common stock	112,000	112,000	-
Capital surplus	53,588	53,588	-
Retained earnings	905,776	1,049,775	143,998
Treasury stock	△ 309,151	△ 309,106	45
Total shareholders' equity	762,213	906,257	144,043
Valuation and translation adjustments			
Unrealized gain on available-for-sale securities	27,532	8,764	△ 18,768
Total valuation and translation adjustments	27,532	8,764	△ 18,768
Minority interests	14,665	15,741	1,076
Total equity	804,412	930,763	126,351
Total liabilities and equity	5,164,581	5,149,238	△ 15,343

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen		
	For the year ended March 31, 2007	For the year ended March 31, 2008	Increase (Decrease)
Operating revenues	1,491,269	1,559,467	68,197
Operating expenses:	1,088,782	1,125,004	36,222
Transportation, other services and cost of sales	922,109	956,787	34,677
Selling, general and administrative expenses	166,672	168,217	1,545
Operating income	402,487	434,462	31,975
Nonoperating revenues:	9,979	8,706	△ 1,273
Interest income	203	370	167
Dividend income	670	1,235	564
Equity in earnings of affiliates	228	227	△ 1
Insurance proceeds from group term insurance and others	5,986	3,369	△ 2,617
Other	2,888	3,502	613
Nonoperating expenses:	175,812	166,923	△ 8,889
Interest expense	28,867	30,333	1,465
Interest on long-term payables	121,525	108,017	△ 13,507
Loss on debt assumption	23,465	25,173	1,707
Other	1,954	3,399	1,445
Ordinary income	236,654	276,245	39,591
Extraordinary gains:	19,173	34,504	15,331
Contributions for the construction of railway facilities received	15,017	31,820	16,802
Gain on sales of property and equipment	3,393	487	△ 2,905
Other	762	2,197	1,434
Extraordinary losses:	22,786	39,278	16,492
Advanced depreciation for construction grants	16,772	31,957	15,185
Loss on disposals of property and equipment	3,711	3,776	65
Loss from sales of fixed assets	147	3,170	3,023
Impairment loss on fixed assets	1,276	-	△ 1,276
Other	878	373	△ 504
Income before income taxes and minority interests	233,040	271,471	38,430
Income taxes-current	97,823	114,801	16,977
Income taxes-deferred	△ 3,344	△ 4,821	△ 1,477
Minority interests in earnings of consolidated subsidiaries	1,417	1,716	299
Net income	137,144	159,774	22,630

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of yen							
	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities		
As of March 31, 2006	112,000	53,500	783,703	△ 954	948,248	25,420	15,124	988,793
Increase(Decrease) during the year ended March 31, 2007								
Cash dividends			△ 14,739		△ 14,739			△ 14,739
Directors' bonuses			△ 331		△ 331			△ 331
Net income			137,144		137,144			137,144
Repurchase of treasury stock				△ 308,988	△ 308,988			△ 308,988
Disposal of treasury stock		88		819	908			908
Decrease in equity of affiliates accounted for under the equity method				△ 27	△ 27			△ 27
Increase(Decrease) from the previous year, net						2,112	△ 459	1,653
Total increase(decrease) during the year ended March 31, 2007	-	88	122,073	△ 308,196	△ 186,034	2,112	△ 459	△ 184,381
As of March 31, 2007	112,000	53,588	905,776	△ 309,151	762,213	27,532	14,665	804,412

Fiscal 2008 (For the year ended March 31, 2008)

(Figures less than one million yen have been rounded down.)

	Millions of yen							
	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities		
As of March 31, 2007	112,000	53,588	905,776	△ 309,151	762,213	27,532	14,665	804,412
Increase(Decrease) during the year ended March 31, 2008								
Cash dividends			△ 15,776		△ 15,776			△ 15,776
Net income			159,774		159,774			159,774
Increase in equity of affiliates accounted for under the equity method				45	45			45
Increase(Decrease) from the previous year, net						△ 18,768	1,076	△ 17,692
Total increase(decrease) during the year ended March 31, 2008	-	-	143,998	45	144,043	△ 18,768	1,076	126,351
As of March 31, 2008	112,000	53,588	1,049,775	△ 309,106	906,257	8,764	15,741	930,763

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen		
	For the year ended March 31, 2007	For the year ended March 31, 2008	Increase (Decrease)
Operating activities			
Income before income taxes and minority interests	233,040	271,471	38,430
Depreciation and amortization	215,225	228,461	13,235
Impairment loss on fixed assets	1,276	-	△ 1,276
Increase in allowance for large scale renovation of the Shinkansen infrastructure	33,333	33,333	-
Decrease in provision for employees' retirement benefits	△ 9,656	△ 4,619	5,036
Interest and dividend income	△ 874	△ 1,606	△ 731
Interest expense	150,393	138,350	△ 12,042
Equity in earnings of affiliates	△ 228	△ 227	1
Contributions for the construction of railway facilities received	△ 15,017	△ 31,820	△ 16,802
Loss on disposals of property and equipment	56,740	56,987	246
Loss on sales of property and equipment	147	3,170	3,023
Increase in trade receivables	△ 19,733	△ 39	19,693
Decrease (Increase) in inventories	△ 845	129	975
Increase in trade payables	10,810	5,842	△ 4,968
Increase (Decrease) in payables	9,779	△ 459	△ 10,239
Increase (Decrease) in advances received	481	△ 2,237	△ 2,719
Other-net	23,133	39,583	16,449
Sub-total	688,007	736,319	48,311
Interest and dividend received	899	1,627	727
Interest paid	△ 150,785	△ 139,056	11,728
Income taxes-paid	△ 111,059	△ 98,024	13,034
Net cash provided by operating activities	427,062	500,864	73,802
Investing activities			
Purchases of property and equipment	△ 201,648	△ 262,276	△ 60,627
Receipts of contributions for the construction of railway facilities	13,768	14,353	584
Purchases of intangible fixed assets	△ 1,909	△ 3,050	△ 1,140
Purchases of investment securities	△ 22,003	△ 6,509	15,494
Proceeds from sales of investment securities	11	1,331	1,319
Other-net	△ 6,613	△ 10,391	△ 3,777
Net cash used in investing activities	△ 218,395	△ 266,542	△ 48,147
Financing activities			
Increase in short-term borrowings	4,537	2,325	△ 2,211
Increase (Decrease) in short-term bonds	44,999	△ 35,000	△ 79,999
Proceeds from long-term debt	171,900	104,200	△ 67,700
Repayments of long-term debt	△ 116,932	△ 113,382	3,550
Proceeds from issuance of bonds	149,951	104,941	△ 45,009
Repayments of long-term payables	△ 252,144	△ 258,186	△ 6,042
Repurchases of treasury stock	△ 308,988	-	308,988
Cash dividends paid	△ 14,739	△ 15,776	△ 1,036
Payment of cash dividends to minority interests	△ 11	△ 11	0
Other-net	△ 24,001	△ 25,606	△ 1,604
Net cash used in financing activities	△ 345,430	△ 236,496	108,934
Net decrease in cash and cash equivalents	△ 136,763	△ 2,174	134,589
Cash and cash equivalents, beginning of the period	172,723	36,783	△ 135,939
Cash and cash equivalents increased by merger of a consolidated subsidiary with an unconsolidated subsidiary	824	-	△ 824
Cash and cash equivalents, end of the period	36,783	34,609	△ 2,174

SEGMENT INFORMATION (Unaudited)

1. Industrial Segment Information

Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	1,200,353	187,197	41,895	61,823	1,491,269	-	1,491,269
Inter company	11,714	8,643	20,703	97,670	138,732	(138,732)	-
Total	1,212,067	195,840	62,599	159,494	1,630,002	(138,732)	1,491,269
Operating expenses	834,527	188,278	48,857	155,294	1,226,957	(138,175)	1,088,782
Operating income	377,539	7,562	13,741	4,200	403,044	(556)	402,487
Assets, depreciation and amortization and impairment loss on fixed assets and capital expenditures:							
Assets	4,875,275	71,308	287,667	109,370	5,343,621	(179,040)	5,164,581
Depreciation and amortization	199,661	2,875	10,651	2,036	215,225	-	215,225
Impairment loss on fixed assets	-	24	1,252	-	1,276	-	1,276
Capital expenditures	182,517	7,485	21,429	2,494	213,927	-	213,927

Fiscal 2008 (For the year ended March 31, 2008)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	1,247,489	194,019	44,430	73,527	1,559,467	-	1,559,467
Inter company	12,782	8,715	21,629	102,290	145,417	(145,417)	-
Total	1,260,271	202,734	66,059	175,818	1,704,884	(145,417)	1,559,467
Operating expenses	849,541	194,692	54,492	171,965	1,270,692	(145,687)	1,125,004
Operating income	410,730	8,042	11,567	3,852	434,192	270	434,462
Assets, depreciation and amortization and impairment loss on fixed assets and capital expenditures:							
Assets	4,865,506	73,631	311,854	114,831	5,365,823	(216,585)	5,149,238
Depreciation and amortization	211,766	3,087	11,489	2,118	228,461	-	228,461
Capital expenditures	250,603	4,550	32,118	3,084	290,357	-	290,357

Notes 1. Method of segmentation by industry

Considering the Japan Standard Industry Classification, the Company classified industry segments in order to clearly illustrate its diversification of managements.

2. Main activities of each business segment

Transportation: railway, bus

Merchandise and other: department store, wholesale, retail sales, food service

Real estate: real estate rental business

Other services: hotel, travel, advertising, construction and other business

3. The principal all-company assets included within the elimination or corporate item are parent company's long-term funds (investment securities and other investments and other assets).

Fiscal 2007: 86,240 million yen

Fiscal 2008: 66,785 million yen

2. Geographic Segment Information

As the group has not operated abroad during fiscal 2007 and 2008, this item was not required to be disclosed.

3. Overseas Sales

As there were no overseas sales in fiscal 2007 and 2008, this item was not required to be disclosed.

SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Matters relating to the accounting treatment and basis

(1) Valuation basis and method for significant assets

(i) Inventories

Land and buildings held for sale:
Stated at cost determined by the specific indication method.

Merchandise:
Stated at cost principally determined by the retail method.

Materials and supplies:
Stated at cost principally determined by the moving-average cost method.

The book value in the balance sheet was calculated by reducing to the collectable amount (cost of sales, net) due to adverse profitability.

(Change in accounting method)

As an adoption of "Accounting standards relating to valuation of the inventories" (Accounting Standards Board of Japan Statement No. 9 of July 5, 2006) from the consolidated financial statements relating to the consolidated fiscal year commencing on or before March 31, 2008 is permitted, the Company has adopted the said standards from the current consolidated fiscal year.

As a result, the amount of the inventory write down of 1,319 million yen was recorded in the "Transportation, other services and cost of sales", while the operating income, ordinary income and net income before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings and structures:	2 to 60 years
Machinery, rolling stock and vehicles:	2 to 20 years

(Change in accounting method)

From the current consolidated fiscal year, due to the amendment to the Corporate Tax Law in 2007, the property and equipment acquired on or after April 1, 2007 are mainly depreciated by using the declining-balance method provided for by the Corporate Tax Law as amended.

As a result, the "Depreciation and amortization" included in the operating expenses for the current consolidated fiscal year increased by 4,493 million yen, while the operating income, ordinary income and net income before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

(Additional information)

From the current consolidated fiscal year, due to the amendment to the Corporate Tax Law in 2007, as for the property and equipment which were acquired on or before March 31, 2007 and have already depreciated to the depreciable limit, the residual book value thereof are depreciated by using the straight line method for five (5) years.

As a result, the "Depreciation and amortization" included in the operating expenses for the current consolidated fiscal year increased by 6,051 million yen, while the operating income, ordinary income and net income before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

As for matters other than the above, disclosure hereby is omitted, because there is no significant change from the description of the recent Annual Securities Report (filed as of June 25, 2007).

NON-CONSOLIDATED FINANCIAL STATEMENTS

I Balance Sheets

(Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008		Increase/ (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount
		%		%	
(ASSETS)					
I Current Assets					
1. Cash and time deposit	28,244		30,285		2,041
2. Railway fares receivables	38,044		23,512		(14,531)
3. Account receivable	14,416		11,149		(3,267)
4. Short-term loans receivables	16,393		17,895		1,502
5. Supplies	7,221		7,960		739
6. Prepaid expenses	2,980		3,079		98
7. Deferred tax assets	17,746		20,513		2,767
8. Other current assets	11,594		10,504		(1,090)
Total Current Assets	136,640	2.7	124,901	2.5	(11,739)
II Fixed Assets					
1. Railway business property	4,206,746		4,195,458		(11,287)
2. Related business property	44,145		50,890		6,745
3. Other business property	112,289		104,719		(7,569)
4. Construction in progress	109,270		99,259		(10,011)
5. Investments and other assets					
(1) Investment securities	107,324		80,590		(26,734)
(2) Investment in subsidiaries and associated companies	123,160		123,035		(125)
(3) Long-term loans to subsidiaries and associated companies	10,550		26,925		16,375
(4) Long-term prepaid expenses	6,200		7,773		1,573
(5) Deferred tax assets	143,210		158,046		14,835
(6) Other investments and other assets	3,961		9,737		5,776
Total Investments and other assets	394,407		406,107		11,700
Total Fixed Assets	4,866,859	97.3	4,856,436	97.5	(10,422)
TOTAL ASSETS	5,003,499	100.0	4,981,337	100.0	(22,162)

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008		Increase/ (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount
		%		%	
(LIABILITIES)					
I Current Liabilities					
1. Short-term bonds	44,999		9,998		(35,000)
2. Short-term borrowings	86,157		90,786		4,629
3. Current portion of long-term debt	106,484		77,184		(29,300)
4. Current portion of long-term payables	116,697		115,486		(1,211)
5. Account payables	135,616		157,399		21,783
6. Accrued expenses	11,843		11,091		(752)
7. Accrued consumption taxes	5,880		3,963		(1,917)
8. Accrued income taxes	45,801		61,875		16,073
9. Interline payables	205		1,139		933
10. Deposits	5,529		4,881		(647)
11. Prepaid railway fares	28,682		26,633		(2,048)
12. Advance received for the construction of railway facilities	44,217		26,325		(17,892)
13. Accrued bonuses	20,123		20,706		583
14. Other current liabilities	2,605		2,773		167
Total Current Liabilities	654,845	13.1	610,245	12.3	(44,599)
II Long-term Liabilities					
1. Bonds	564,952		669,899		104,946
2. Long-term debt	540,175		567,191		27,015
3. Long-term payables	2,087,373		1,830,398		(256,975)
4. Allowance for large scale renovation of the Shinkansen infrastructure	150,000		183,333		33,333
5. Liabilities for employees' retirement benefits	206,989		202,101		(4,887)
6. Other long-term liabilities	36,781		36,248		(533)
Total Long-term Liabilities	3,586,273	71.7	3,489,172	70.0	(97,100)
TOTAL LIABILITIES	4,241,118	84.8	4,099,418	82.3	(141,700)

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008		Increase/ (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount
(EQUITY)					
I Shareholders' Equity					
1. Common stock	112,000	2.2	112,000	2.2	-
2. Capital surplus					
(1) Capital reserve	53,500		53,500		-
(2) Other capital surplus	86		86		-
Total capital surplus	53,586	1.1	53,586	1.1	-
3. Retained earnings					
(1) Legal reserve	12,504		12,504		-
(2) Other retained earnings					
Funds for reduction entry	6,358		6,358		-
Special reserve	670,000		785,000		115,000
Retained earnings carryforwards	188,848		212,025		23,177
Total retained earnings	877,712	17.5	1,015,889	20.4	138,177
4. Treasury stock	(308,168)	(6.1)	(308,168)	(6.2)	-
Total shareholders' equity	735,130	14.7	873,307	17.5	138,177
II Valuation and Translation Adjustments					
1. Unrealized gain on available-for-sale securities	27,251	0.5	8,611	0.2	(18,639)
Total valuation and translation adjustments	27,251	0.5	8,611	0.2	(18,639)
TOTAL EQUITY	762,381	15.2	881,919	17.7	119,537
TOTAL LIABILITIES AND EQUITY	5,003,499	100.0	4,981,337	100.0	(22,162)

(Note) Any fraction less than one million yen is disregarded.

II Statements of Income

(Millions of yen)

Classifications	For the fiscal year ended March 31, 2007		For the fiscal year ended March 31, 2008		Increase/ (Decrease)
	Amount	Percentage	Amount	Percentage	Amount
		%		%	
I Railway Business Operating Income					
1. Operating revenues	1,203,957	99.3	1,252,217	99.3	48,260
2. Operating expenses	826,850	68.2	842,178	66.8	15,328
Railway business operating income	377,107	31.1	410,038	32.5	32,931
II Related Business Operating Income					
1. Operating revenues	8,357	0.7	9,028	0.7	671
2. Operating expenses	4,641	0.4	6,256	0.5	1,615
Related business operating income	3,715	0.3	2,772	0.2	(943)
All businesses operating income	380,823	31.4	412,811	32.7	31,987
III Nonoperating Revenues	9,351	0.8	8,721	0.7	(629)
1. Interest income	409		709		300
2. Dividend income	712		1,277		564
3. Insurance proceeds from group term insurance and others	5,979		3,351		(2,627)
4. Other	2,249		3,382		1,132
IV Nonoperating Expenses	173,444	14.3	165,175	13.1	(8,268)
1. Interest expense	15,745		15,488		(257)
2. Interest on bond expenses	10,971		13,204		2,233
3. Interest expense for long-term payables	121,525		108,017		(13,507)
4. Loss on debt assumption	23,465		25,173		1,707
5. Other	1,735		3,291		1,556
Ordinary Income	216,730	17.9	256,356	20.3	39,626
V Extraordinary Gains	19,104	1.6	34,300	2.7	15,195
1. Contributions for the construction of railway facilities received	15,017		31,731		16,714
2. Gain on sales of property and equipment	4,086		455		(3,631)
3. Other	-		2,112		2,112
VI Extraordinary Losses	17,868	1.5	34,984	2.7	17,115
1. Advance depreciation for construction reduction grants	17,278		31,867		14,588
2. Loss from sales of fixed assets	131		3,102		2,971
3. Other	458		14		(443)
Income before income taxes	217,966	18.0	255,672	20.3	37,706
Income taxes - current	90,801	7.5	106,792	8.5	15,990
Income taxes - deferred	(2,976)	(0.2)	(5,072)	(0.4)	(2,095)
Net income	130,141	10.7	153,953	12.2	23,811

(Note) 1. Any fraction less than one million yen is disregarded.

2. Percentages in this line are in relation to the "All businesses operating income" (1,212,314 million yen for the previous fiscal year and 1,261,246 million yen for this fiscal year) which shall equal 100.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Fiscal 2007 (For the year ended March 31, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments	Total equity
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 2)	Total retained earnings				
As of March 31, 2006	112,000	53,500	—	53,500	12,504	750,136	762,641	—	928,141	25,115	953,256
Increase (decrease) during the year ended March 31, 2007											
Cash dividends						(14,739)	(14,739)		(14,739)		(14,739)
Director's bonuses						(331)	(331)		(331)		(331)
Net income						130,141	130,141		130,141		130,141
Purchase of treasury stock								(308,988)	(308,988)		(308,988)
Disposal of treasury stock			86	86				819	906		906
Increase (decrease) from the previous year, net										2,136	2,136
Total increase (decrease) during the year ended March 31, 2007	—	—	86	86	—	115,070	115,070	(308,168)	(193,011)	2,136	(190,875)
As of March 31, 2007	112,000	53,500	86	53,586	12,504	865,207	877,712	(308,168)	735,130	27,251	762,381

(Note) 1. Any fraction less than one million yen is disregarded.

2. Drawdown of the "Other capital surplus" is as follows:

(Millions of yen)

	Funds for reduction entry	Special reserve	Retained earnings carryforwards	Total
As of March 31, 2006	5,766	575,000	169,370	750,136
Increase (decrease) during the year ended March 31, 2007				
Addition to funds for reduction entry	592		(592)	—
Addition to special reserve		95,000	(95,000)	—
Cash dividends			(14,739)	(14,739)
Director's bonuses			(331)	(331)
Net income			130,141	130,141
Total increase (decrease) during the year ended March 31, 2007	592	95,000	19,478	115,070
As of March 31, 2007	6,358	670,000	188,848	865,207

Fiscal 2008 (For the year ended March 31, 2008)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments	Total equity
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 2)	Total retained earnings				
As of March 31, 2007	112,000	53,500	86	53,586	12,504	865,207	877,712	(308,168)	735,130	27,251	762,381
Increase (decrease) during the year ended March 31, 2008											
Cash dividends						(15,776)	(15,776)		(15,776)		(15,776)
Net income						153,953	153,953		153,953		153,953
Increase (decrease) from the previous year, net										(18,639)	(18,639)
Total increase (decrease) during the year ended March 31, 2008	—	—	—	—	—	138,177	138,177	—	138,177	(18,639)	119,537
As of March 31, 2008	112,000	53,500	86	53,586	12,504	1,003,384	1,015,899	(308,168)	873,307	8,611	881,919

(Note) 1. Any fraction less than one million yen is disregarded.

2. Drawdown of the "Other capital surplus" is as follows:

(Millions of yen)

	Funds for reduction entry	Special reserve	Retained earnings carryforwards	Total
As of March 31, 2007	6,358	670,000	188,848	865,207
Increase (decrease) during the year ended March 31, 2008				
Addition to special reserve		115,000	(115,000)	—
Cash dividends			(15,776)	(15,776)
Net income			153,953	153,953
Total increase (decrease) during the year ended March 31, 2008	-	115,000	23,177	138,177
As of March 31, 2008	6,358	785,000	212,025	1,003,384

Attachment 1

FY2007 Financial Results

Each field of our business entered into new stages during FY2007

- Start of commercial operation of the Series N700
  (1 service per hour starting in March 2008)
- Smoother transferring between Shinkansen and conventional lines through introduction of IC card tickets, "Express IC Card" and "Toica"
- Efforts aimed at realization of Tokaido Shinkansen Bypass by the Superconducting Maglev technology begun on the premise that JR Central would bear the cost
- JR Nagoya's Takashimaya department store posts sales of 100 billion yen.

- In addition, with the help of the robust economy and last year being a leap year, this period saw record high revenues and profits.

FY2008 Forecast

- The business environment that surrounds our company changes as the government and other institutions make downward adjustments to its economic outlook
- Amidst this situation, while keeping safe and reliable transportation as our first priority, we will promote efforts aimed at:
  - Concentrated introduction of the Series N700;
  - Enhancement of transportation infrastructure; and,
  - Realization of a Tokaido Shinkansen Bypass

- We set the second highest goal after the performance of FY2007 which was the best in history

  Amidst a touch and go management environment, we will strive as a group to achieve our goals

Dividends

- End-term of FY2007 Dividends
  With the help of robust economy in addition to implementation of our policies and measures, increasingly better trends of transportation volume in the second half allow us to provide dividends of 4,500 yen per share (500 yen increase from original forecasts)

- FY2008 Dividends
  Based on the determination that stable management will be maintained even while dealing with various issues, mid-term/end-term dividends should be 4,500 yen per share

Financial Highlight for FY2007

(billion of yen)

	Consolidated			Non-consolidated		
	FY2006 A	FY2007 B	Change B-A	FY2006 C	FY2007 D	Change D-C
Operating Revenues	1,491.2	1,559.4	68.1	1,212.3	1,261.2	48.9
Operating Expenses	1,088.7	1,125.0	36.2	831.4	848.4	16.9
Operating income	402.4	434.4	31.9	380.8	412.8	31.9
Non-operating Income	△ 165.8	△ 158.2	7.6	△ 164.0	△ 156.4	7.6
Ordinary Income	236.6	276.2	39.5	216.7	256.3	39.6
Net Income	137.1	159.7	22.6	130.1	153.9	23.8

Operating Results Overview

Revenues

- **Railway Business**
  - **Tokaido Shinkansen:**
    Revenue increased by 42.6 billion yen (4.1%) due to the timetable revision of last July and other factors
  - **Conventional lines**
    Revenue increased by 2.6 billion yen (2.6%) due to healthy ridership both of express trains and inner-city trains
- **Non-Railway Businesses**
  Each segment showed good trends

Costs

- **Due to revisions of the tax system etc., amortized depreciation increased by 13.2 billion yen, and non-personnel costs also increased, therefore total operating costs increased by 36.2 billion yen.**
- **Paid interest decreased by 12 billion yen due to decreases in long-term debt interest**

⇒ **Net profit of 159.7 billion yen posted. Capital-to-asset ratio became 17.8%**

Cash Flow/Long-Term Debt

Cash Flow

- **Cash in from operating activities [500.8 billion yen]**

  73.8 billion yen increase from increases in Tokaido Shinkansen transportation revenue and other factors

- **Cash out from investment activities [266.5 billion yen]**

  48.1 billion yen increase mainly due to expenditure increases related to the acquisition of fixed assets

* **Free Cash Flow: 25.6 billion yen increase compared with FY2006**

- **Cash out from financing activities [236.4 billion yen]**

  108.9 billion yen decrease compared with FY2006 during which repurchased stock was acquired

- **End-term balance for cash/cash equivalents decreased by 2.1 billion yen compared with end of FY2006**

Long-Term Debt

- **Consolidated**
  3.3361 trillion yen (Δ162.4 billion yen compared with end of FY2006)

- **Nonconsolidated**
  3.2601 trillion yen (Δ155.5 billion yen compared with end of FY2006)

Forecast for FY2008 (Non-Consolidated)

(billion of yen)

	FY2007 Results	FY2008 Forecast	Change
Operating Revenues	1,261.2	1,250.0	△ 11.2
(Railway Operation Revenues)	1,192.3	1,180.3	△ 12.0
Operating Expenses	848.4	868.0	19.5
(Amortized Depraciation)	213.9	232.0	18.0
Operating Income	412.8	382.0	△ 30.8
Non-operating Revenues	8.7	7.0	△ 1.7
Non-operating Expenses	165.1	154.0	△ 11.1
Ordinary Income	256.3	235.0	△ 21.3
Net Income	153.9	141.0	△ 12.9

Forecast for FY2008 (Consolidated)

(billion of yen)

		FY2007 Results	FY2008 Forecast	change
Transportation	**Operating Revenue**	**1,260.2**	**1,249.0**	**△ 11.2**
	Operating Costs	849.5	869.8	20.2
	Operating Profit	**410.7**	**379.2**	**△ 31.5**
Merchandise and Other	**Operating Revenue**	**202.7**	**207.7**	**4.9**
	Operating Costs	194.6	200.2	5.5
	Operating Profit	**8.0**	**7.5**	**△ 0.5**
Real Estate	**Operating Revenue**	**66.0**	**70.3**	**4.2**
	Operating Costs	54.4	56.3	1.8
	Operating Profit	**11.5**	**14.0**	**2.4**
Other Services	**Operating Revenue**	**175.8**	**163.5**	**△ 12.3**
	Operating Costs	171.9	160.1	△ 11.8
	Operating Profit	**3.8**	**3.4**	**△ 0.4**
Consolidated Total	**Operating Revenue**	**1,559.4**	**1,552.0**	**△ 7.4**
	Operating Costs	1,125.0	1,147.0	21.9
	Operating Profit	**434.4**	**405.0**	**△ 29.4**

Track record & forecast of the Shinkansen Revenue



Operating Revenue from Shinkansen and the number of "Nozomi" services connecting Tokaido and Sanyo section
(Billion of yen)
(services/day)
Tokyo-Hakata
Tokyo-Okayama
Tokyo-Hiroshima
Shinkansen's Operating Revenue
Aich Expo (05.3-05.9)
03.10 Shinagawa station opened
The hourly Nozomi services connecting Tokyo-Hiroshima increased to three.
The hourly Nozomi services connecting Tokyo-Hakata increased to two.
560
540
520
500
480
460
440
420
400
140
120
100
80
60
40
20
0
FY1999 1st 2nd
FY2000 1st 2nd
FY2001 1st 2nd
FY2002 1st 2nd
FY2003 1st 2nd
FY2004 1st 2nd
FY2005 1st 2nd
FY2006 1st 2nd
FY2007 1st 2nd
FY2008 1st 2nd
(Half of FY)
*The numbers of services include just regular services as of the beginning of each term

- **In view of the operating environment that surrounds our company, such as the economy, FY2008 should post:**
  - **Transportation Revenue, 1st Half: 100% YoY, 2nd Half: 98% YoY**
  - **Performance forecast predicts that performance should be the second all time high behind last year**

Shinkansen's timetable revision in 2008.3
(Series N700)

- With the timetable revision in March 2008, the number of the Series N700 services has been greatly increased to 1 per hour



(Services/day)
The number of services by Series N700
180
160
140
120
100
80
60
40
20
0
8
43
All regular Tokaido-Sanyo "Nozomi" Services
All regular "Nozomi" Services
2007.7
2008.3
End of FY2009
End of FY2011
(plan)

*The number of 2007.7 and 2008.3 are as of each timetable revision

Shinkansen’s timetable revision in 2008.3
(Shinagawa & Shin-Yokohama)

- All “Nozomi” Services stop at Shinagawa and Shin-Yokohama Stations. The convenience for the passengers in Tokyo metropolitan area has been improved.



Increase in the number of stops of “Nozomi” services
(Regular services only)
(stops/day)
160
140
120
100
80
60
40
20
0
Before
After
Tokyo
Shinagawa
Shin-Yokohama





Change of the number of passengers (YoY) after revision
(Mar.15-Apr.14)
(%)
112
110
108
106
104
102
100
98
96
94
Tokyo
Shinagawa
Shin-Yokohama

"Express Reservation" Service

- Both membership and usage continue to increase strongly.



Membership (JR West:Left axis) (Thousands)
Membership (JR Central,Left axis) (Thousands)
Daily Average Usage on Weekdays(Right axis) (Thousands/day)
1,400
1,200
1,000
800
600
400
200
0
90
80
70
60
50
40
30
20
10
0
1
2
14
20
29
45
60
73
81
90
130
220
310
480
80
600
130
730
170
850
210
950
2002.3
2003.3
2004.3
2005.3
2006.3
2006.9
2007.3
2007.9
2008.3

“Express Reservation”- Introduction of IC Service

IC Card

Transferring between the Shinkansen and local lines will become seamless with the use of TOICA and an Express IC card


Tokaido Shinkansen
Gifu
Commuter pass function
Nagoya
“Express Reservation” IC Service
Tokyo
SF function
Shinjuku
Touch two IC cards at ticket gates !
EX-IC

- The service has started smoothly without any large trouble.
- Daily average usage on weekdays is around 20 thousands.
- Expansion of the service to corporate members and through to Sanyo area is scheduled in summer 2009.

Capital Investment and Long-term Debt & Payables

- For FY2008, we plan 315 billion yen of Capital investment, and 142 billion yen of reduction of LTD (consolidated base).



(Billion of yen)
400
300
200
100
100
200
Capital Investment (Non-consolidated)
Repayment of LTD (Consolidated)
Capital Investment (Consolidated subsidiaries)
FY2007
(plan)
FY2007
(achieved)
FY2008
(plan)

Key Measures since FY2003

	FY	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012	FY2013
Improving the Quality of Transportation Services	Series N700	"Nozomi " Centered timetable introduced & Shinagawa station Opened				**Concentrated Introduction of Series N700** (80 trainsets= 16 trainsets x 5 years)	◎ Internet Service in the trains	◎ All Tokaido-Sanyo "Nozomi"s		◎ All regular "Nozomi"s		
	Timetable Revision		★ 8 "Nozomi"s per hour		All "Nozomi"s stopping at Shinagwa & Shin-Yokohama	★			Haneda Airport Expansion			
			Increasing the direct services connecting Tokaido- Sanyo section									
			★ Tokyo to Okahama: 3 services/hour	★ Tokyo to Hakata: 2 services/hour		★ Tokyo to Hirhoshima: 3 services/hour						
Enchancing Transportation Capacity								◎ Power Facility Reinforcement Completed		*Max. 10 "Nozomi" services/hour possible*	Shin-Osaka Station Renovation Completed	◎
Sales Promotions			**Express Reservation: Expanding its service**		★ Expanding the service to Sanyo Section	★ Introduction of IC Service		◎ Expandig the IC service to corporate membes and Sanyo section				
Station facilites		Anti-earthquake Measures & Renovation of Major Stations										

*Renovation work at Tokyo station will continue after FY2008

Attachment 3

[TRANSLATION]

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for Fiscal Year 2007

April 28, 2008
Central Japan Railway Company

1. Consolidated Results for Fiscal Year 2007

- In this fiscal year, the various areas, which the Company has worked on, entered new stages.
- As to the railway business, the Series N700 commenced operation and its timetable was revised in March 2008 so that they run every one hour. In addition, the Company established the ticket-less service that enables passenger to use the Shinkansen and the conventional lines more smoothly through the introduction of "EX-IC (Express IC) Service" for the Shinkansen, the introduction of "TOICA," the IC card ticket for the conventional lines, in the Shizuoka area, and the commencement of mutual service of IC card tickets among other JR companies.
- Also in order to continue achieving the Company's mission into the future, the Company commenced undertaking the realization of the Tokaido Shinkansen bypass for the Superconductive Maglev trains, on the premise that the Company bears the full costs for the construction of lines.
- As to businesses other than the railway business, JR Nagoya Takashimaya achieved 100 billion yen of sales and "Shin-Yokohama Central Building" opened.
- In addition, the Company, since its establishment, has consistently engaged in enhancing the capacity of transportation of Shinkansen (231 trains/day to 319 trains/day), an increase to 270 km/h in velocity of Shinkansen, the opening of the Shinagawa station, the revitalization and development of the railway business, including network upgrading for conventional lines in urban areas and the Towers business, etc.
- As a result, both of the revenues and incomes for this fiscal year recorded the highest amount ever, and increased for 5 years in a row.
- The long-term liabilities were reduced by an amount 1.5 times of the initial plan, after the investment in capital expenditures was made in an amount of 313.6 billion yen, the highest amount ever. Income taxes (corporate, inhabitants and business taxes) and local taxes exceeded 100 billion yen for the first time.

1. Summary of Operating Results

(1) Operating revenues: 1,559.4 billion yen (a 68.1 billion yen or 4.6% increase over the previous fiscal year)

- The Company's non-consolidated transportation revenues increased 45.2 billion yen (3.9%) to 1,192.3 billon yen.

  Shinkansen:

  The passenger volume increased 4.6%, and the transportation revenues increased 42.6 billion yen (4.1%) to 1,085.6 billion yen.

  Conventional lines:

  The passenger volume increased 2.5%, and the transportation revenues increased 2.6 billion yen (2.6%) to 106.5 billion yen.

(2) Operating expenses: 1,125.0 billion yen (a 36.2 billion yen or 3.3% increase over the previous fiscal year)

- Other than a 13.2 billion yen increase in depreciation and amortization due to the revision of the tax system and the introduction of the Series N700, non-personal expenses resulting from an increase in sales in the business of the Group increased 19.6 billion yen.

(3) Operating income: 434.4 billion yen (a 31.9 billion yen or 7.9% increase over the previous fiscal year)

(4) Nonoperating income (loss): -158.2 billion yen (a 7.6 billion yen improvement over the previous fiscal year)

- Interest expense decreased 12.0 billion yen due to the reduction of the long-term liabilities.

(5) Ordinary income: 276.2 billion yen (a 39.5 billion yen or 16.7% increase over the previous fiscal year)

(6) Extraordinary gain (loss): -4.7 billion yen (a 1.1 billion yen decrease over the previous fiscal year)

(7) Income taxes (corporate, inhabitants and business taxes): 114.8 billion yen (a 16.9 billion yen or 17.4% increase over the previous fiscal year)

(8) Net income: 159.7 billion yen (a 22.6 billion yen or 16.5% increase over the previous fiscal year)

2. Summary of Financial Position

- The long-term liabilities were reduced by 162.4 billion yen (155.5 billion yen on a non-consolidated basis), to 3,336.1 billion yen over the previous fiscal year.

- Equity increased 126.3 billion yen, to 930.7 billion yen over the previous fiscal year. (net worth ratio: 17.8%)

3. Conditions of Cash Flow

(1) Net cash provided by operating activities: 500.8 billion yen (a 73.8 billion yen increase over the previous fiscal year)

- As a result of an increase in operating revenues caused by a higher passenger number for the Tokaido Shinkansen, etc. and the receipt of money, which is settled among the JR companies for the accrued money due to a succession of bank holidays of the previous fiscal year, the Net Cash provided by operating activities increased.

(2) Net cash used in investing activities: 266.5 billion yen (a 48.1 billion yen increase over the previous fiscal year)

- Net cash used in investing activities increased due to an increase in the disbursement for acquisition of fixed assets including new development and the introduction of the Series N700.

(3) Net cash used in financing activities: 236.4 billion yen) (a 108.9 billion yen decrease over the previous fiscal year)

- Compared to the previous fiscal year when the Company acquired its treasury stock, the Net Cash used in financing activities decreased.

(4) Cash and cash equivalents: 34.6 billion yen (a 2.1 billion yen decrease over the previous fiscal year)

- Net cash provided by operating activities was used in capital expenditures and repayment of the long-term liabilities. As a result, the cash and deposit, etc. decreased.

2. Forecasted Consolidated Results of Operations for Fiscal Year 2008

(1) Operating revenues: 1,552.0 billion yen (a 7.4 billion yen or 0.5% decrease over the previous fiscal year)

- As to the transportation revenues, the Company estimates it at 99% of such result over the previous fiscal year.

(2) Ordinary income: 256.0 billion yen (a 20.2 billion yen or 7.3% decrease over the previous fiscal year)

- Due to a future increase in depreciation and amortization resulting from the introduction of the Series N700, the Company estimates a decrease in the ordinary income, despite expected improvements in nonoperating income and loss resulting from a decrease in interest expense.

(3) Net income: 149.0 billion yen (a 10.7 billion yen or 6.7% decrease over the previous fiscal year)

(4) Expected amount of reduction in the long-term liabilities: 142.0 billion yen (a 120.0 billion yen on a non-consolidated basis)

- The Company reduced the long-term liabilities, while 315.0 billion yen was invested in the capital expenditures.

3. Dividend for Fiscal Year 2007 and Dividend Forecasts for Fiscal Year 2008 (The Company)

- End of FY 2007: In addition to the development of various measures and the good economic climate, taking into consideration the higher passenger number in the second half of the fiscal year 2007, the Company has revised dividends upwards by 500 yen per share, from the previously estimated 4,000 yen per share to 4,500 yen per share.
- FY 2008: The dividend forecast for fiscal year 2008 will be 4,500 yen per share for both the interim and year-end dividends, because the Company estimates that it will maintain stable management, dealing with various business challenges.

[EXHIBIT 2]

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				FY 2006	FY 2007	Increase/ (Decrease)	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	1,254	1,311	57	104.6
			Others	43,233	45,229	1,996	104.6
			Subtotal	44,487	46,540	2,053	104.6
	Conventional Lines		Commuter	5,279	5,380	101	101.9
			Others	3,767	3,891	124	103.3
			Subtotal	9,046	9,272	226	102.5
	Subtotal		Commuter	6,533	6,691	159	102.4
			Others	47,000	49,120	2,120	104.5
			Subtotal	53,533	55,811	2,279	104.3
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	15.0	15.7	0.6	104.4
			Others	1,027.9	1,069.8	41.9	104.1
			Subtotal	1,043.0	1,085.6	42.6	104.1
		Conventional Lines	Commuter	33.1	33.7	0.5	101.7
			Others	70.7	72.8	2.0	103.0
			Subtotal	103.9	106.5	2.6	102.6
		Subtotal	Commuter	48.2	49.4	1.2	102.6
			Others	1,098.6	1,142.7	44.0	104.0
			Subtotal	1,146.9	1,192.2	45.2	103.9
	Parcel Fare			0.0	0.0	(0.0)	92.8
	Total			1,147.0	1,192.3	45.2	103.9

(Notes)
1. The above table contains non-consolidated passenger-kilometers and transportation revenues of the Company.
2. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

Comparative Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2006	FY 2007	Increase/ (Decrease)	Year-Over -Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	*[1.230]* **1,491.2**	*[1.236]* **1,559.4**	**68.1**	**104.6**	
Transportation	1,200.3	1,247.4	47.1	103.9	Increase in the Company's railway operations
Distribution	187.1	194.0	6.8	103.6	Increase in sales at Takashimaya Co., Ltd.
Real Estate	41.8	44.4	2.5	106.1	
Other Services	61.8	73.5	11.7	118.9	
Operating Expenses	**1,088.7**	**1,125.0**	**36.2**	**103.3**	Increase in depreciation and amortization
Operating Income	*[1.057]* **402.4**	*[1.052]* **434.4**	**31.9**	107.9	
Nonoperating Income (Loss)	**(165.8)**	**(158.2)**	**7.6**	**95.4**	
Nonoperating Revenues	9.9	8.7	(1.2)	87.2	
Nonoperating Expenses	175.8	166.9	(8.8)	94.9	Decrease in interest expense
Ordinary Income	*[1.092]* **236.6**	*[1.078]* **276.2**	**39.5**	**116.7**	
Extraordinary Gain (Loss)	**(3.6)**	**(4.7)**	**(1.1)**	**132.1**	
Extraordinary Gain	19.1	34.5	15.3	180.0	
Extraordinary Loss	22.7	39.2	16.4	172.4	
Income before Income Taxes	**233.0**	**271.4**	**38.4**	**116.5**	
Income Taxes - Current	97.8	114.8	16.9	117.4	
Income Taxes - Deferred	(3.3)	(4.8)	(1.4)	144.2	
Minority Interests	1.4	1.7	0.2	121.1	
Net Income	*[1.054]* **137.1**	*[1.038]* **159.7**	**22.6**	**116.5**	

(Notes)
1. Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.
2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	FY 2006	FY 2007	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,212.0	1,260.2	48.2	104.0
	Distribution	195.8	202.7	6.8	103.5
	Real Estate	62.5	66.0	3.4	105.5
	Other Services	159.4	175.8	16.3	110.2
	Elimination or Corporate	(138.7)	(145.4)	(6.6)	104.8
	Total	1,491.2	1,559.4	68.1	104.6
Operating Income	Transportation	377.5	410.7	33.1	108.8
	Distribution	7.5	8.0	0.4	106.3
	Real Estate	13.7	11.5	(2.1)	84.2
	Other Services	4.2	3.8	(0.3)	91.7
	Elimination or Corporate	(0.5)	0.2	0.8	-
	Total	402.4	434.4	31.9	107.9

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

Comparative Balance Sheet (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2006	At the End of FY 2007	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Current Assets	**173.5**	**169.7**	**(3.8)**	
Fixed Assets	**4,991.0**	**4,979.5**	**(11.4)**	
Property and Equipment	4,696.0	4,689.3	(6.6)	Decrease due to depreciation and amortization
Intangible Fixed Assets	11.7	11.4	(0.3)	
Investments and Other Assets	283.2	278.6	(4.5)	
Total Assets	**5,164.5**	**5,149.2**	**(15.3)**	
Current Liabilities	658.3	635.3	(23.0)	Decrease in Short-term Bonds
Long-term Liabilities	3,701.8	3,583.1	(118.6)	
Total Liabilities	**4,360.1**	**4,218.4**	**(141.6)**	
[Long-term Debt]	3,498.5	3,336.1	(162.4)	The Company: (155.5) Subsidiaries: (6.8)
Total Equity	**804.4**	**930.7**	**126.3**	
Total Liabilities and Equity	**5,164.5**	**5,149.2**	**(15.3)**	

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2006	FY 2007	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Net Cash Provided by Operating Activities	**427.0**	**500.8**	**73.8**	
Income Before Income Taxes and Minority Interest	233.0	271.4	38.4	Increase of the Company's railway operations, etc.
Depreciation and Amortization	215.2	228.4	13.2	
Other	(21.2)	0.9	22.1	
Net Cash Used in Investing Activities	**(218.3)**	**(266.5)**	**(48.1)**	
Purchase of property, equipment and intangible fixed assets	(203.5)	(265.3)	(61.7)	
Other	(14.8)	(1.2)	13.6	
[Free Cash Flows (Operations plus Investments)]	[208.6]	[234.3]	[25.6]	
Net Cash Used in Financing Activities	**(345.4)**	**(236.4)**	**108.9**	
Increase (decrease) in Short-term Bonds	44.9	(35.0)	(77.9)	
Proceeds from Long-term Borrowings and Bonds Issuance	321.8	209.1	(112.7)	
Repayment of Long-term Debt	(369.0)	(371.5)	(2.4)	
Acquisition of treasury stock	(308.9)	-	308.9	
Other	(34.2)	(39.0)	(4.8)	
Net Increase (Decrease) in Cash and Cash Equivalents	**(136.7)**	(2.1)	**134.5**	
Cash and Cash Equivalents, Beginning of the Period	172.7	36.7	(135.9)	
Cash and Cash Equivalents Increased by Merger of a Consolidated Subsidiary with an Unconsolidated Subsidiary	0.8	-	(0.8)	
Cash and Cash Equivalent, End of the Period	**36.7**	**34.6**	**(2.1)**	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Next Fiscal Year (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Actual Results)	FY 2008 (Forecasted Results of Operations)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	*[1.236]* **1,559.4**	*[1.242]* **1,552.0**	**(7.4)**	**99.5**
[Company's Transportation Revenues]	1,192.3	1,180.3	(12.0)	99.0
Operating Expenses	**1,125.0**	**1,147.0**	**21.9**	**102.0**
Operating Income	*[1.052]* **434.4**	*[1.060]* **405.0**	**(29.4)**	**93.2**
Ordinary Income	*[1.078]* **276.2**	*[1.089]* **256.0**	**(20.2)**	**92.7**
Net Income	*[1.038]* **159.7**	*[1.057]* **149.0**	**(10.7)**	**93.3**

(Note) Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

Classifications		FY 2007 (Actual Results)	FY 2008 (Forecasted Results of Operations)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,260.2	1,249.0	(11.2)	99.1
	Distribution	202.7	207.7	4.9	102.4
	Real Estate	66.0	70.3	4.2	106.4
	Other Services	175.8	163.5	(12.3)	93.0
	Elimination or Corporate	(145.4)	(138.5)	6.9	95.2
	Total	1,559.4	1,552.0	(7.4)	99.5
Operating Income	Transportation	410.7	379.2	(31.5)	92.3
	Distribution	8.0	7.5	(0.5)	93.3
	Real Estate	11.5	14.0	2.4	121.0
	Other Services	3.8	3.4	(0.4)	88.3
	Elimination or Corporate	0.2	0.9	0.6	333.3
	Total	434.4	405.0	(29.4)	93.2

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007		FY 2008	
	Balance at the End of Fiscal Year (Actual Results)	Actual Amount of Decrease	Balance at the End of Fiscal Year (Estimated)	Estimated Amount of Decrease
Balance of Long-term Debts (Consolidated)	3,336.1	(162.4)	3,194.1	(142.0)
Balance of Long-term Debts (Non-consolidated)	3,260.1	(155.5)	3,140.1	(120.0)

(Note) Any fraction less than one unit is disregarded.

Scheduled Amount of Capital Expenditures (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

	FY 2007 (Actual Results)	FY 2008 (Scheduled)	Increase/ (Decrease)	Year-Over-Year (%)
Capital Expenditures (Consolidated)	313.6	315.0	1.3	100.4
Capital Expenditures (Non-Consolidated)	277.4	290.0	12.5	104.5

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Income and Retained Earnings (Non-consolidated)

(Unit: Billions of yen)

Classifications	FY 2006	FY 2007	Increase/ (Decrease)	Year-Over-Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	**1,212.3**	**1,261.2**	**48.9**	**104.0**	
Transportation	1,147.0	1,192.3	45.2	103.9	Increase relating to the Shinkansen
Other Services	65.2	68.9	3.6	105.6	
Operating Expenses	**831.4**	**848.4**	**16.9**	**102.0**	
Personnel Expenses	175.2	176.8	1.6	100.9	
Non-Personnel Expenses	422.8	425.7	2.9	100.7	
Taxes Other Than Income Taxes	32.1	31.7	(0.3)	98.8	
Depreciation and Amortization	201.2	213.9	12.7	106.3	Increase due to the introduction of the Series N700
Operating Income	**380.8**	**412.8**	**31.9**	**108.4**	
Nonoperating Income (Loss)	**(164.0)**	**(156.4)**	**7.6**	**95.3**	
Nonoperating Revenues	9.3	8.7	(0.6)	93.3	
Nonoperating Expenses	173.4	165.1	(8.2)	95.2	Decrease in interest expenses
Ordinary Income	**216.7**	**256.3**	**39.6**	**118.3**	
Extraordinary Gain (Loss)	**1.2**	**(0.6)**	**(1.9)**	**-**	
Extraordinary Gain	19.1	34.3	15.1	179.5	
Extraordinary Loss	17.8	34.9	17.1	195.8	
Income before Income Taxes	**217.9**	**255.6**	37.7	**117.3**	
Income Taxes - Current	90.8	106.7	15.9	117.6	
Income Taxes - Deferred	(2.9)	(5.0)	(2.0)	170.4	
Net Income	**130.1**	**153.9**	**23.8**	**118.3**	

(Note) Any fraction less than one unit is disregarded.

Long-term Debts (Non-Consolidated)

(Unit: Billions of yen)

	FY 1991	FY 2006	FY 2007
Balance of Long-term Debts (at fiscal year-end)	5,456.2	3,415.6	3,260.1
Amount Decreased per Annum	-	(40.0)	(155.5)
Accumulated Decreased Amount	-	(2,040.5)	(2,196.1)

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Next Fiscal Year (Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2007 (Actual Results)	FY 2008 (Forecasted Results of Operations)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	**1,261.2**	**1,250.0**	**(11.2)**	99.1
Transportation Revenues	1,192.3	1,180.3	(12.0)	99.0
Other Services	68.9	69.7	0.7	101.1
Operating Expenses	**848.4**	**868.0**	**19.5**	102.3
Personnel Expenses	176.8	174.0	(2.8)	98.4
Non-Personnel Expenses	425.7	430.0	4.2	101.0
Taxes Other Than Income Taxes	31.7	32.0	0.2	100.7
Depreciation and Amortization	213.9	232.0	18.0	108.4
Operating Income	**412.8**	**382.0**	**(30.8)**	92.5
Nonoperating Income (Loss)	**(156.4)**	**(147.0)**	**9.4**	94.0
Nonoperating Revenues	8.7	7.0	(1.7)	80.3
Nonoperating Expenses	165.1	154.0	(11.1)	93.2
Ordinary Income	**256.3**	**235.0**	**(21.3)**	91.7
Extraordinary Gain (Loss)	**(0.6)**	**-**	**0.6**	-
Income before Income Taxes	**255.6**	**235.0**	**(20.6)**	91.9
Income Taxes - Current	106.7	100.0	(6.7)	93.6
Income Taxes - Deferred	(5.0)	(6.0)	(0.9)	118.3
Net Income	**153.9**	**141.0**	**(12.9)**	91.6

(Note) Any fraction less than one unit is disregarded.

Referential Figures for the End of Fiscal Years (Consolidated)

	Unit	FY 2006	FY 2007	Increase/ (Decrease)
Finance Income and Expenditures	Billions of yen	(149.5)	(136.7)	12.7
Interest Expense	Billions of yen	150.3	138.3	(12.0)
Earnings per Share (EPS)	Yen	69,407.69	81,106.04	11,698.35
Return on Net Worth	%	15.6	18.7	3.1
Net Worth Ratio	%	15.3	17.8	2.5
Capital Expenditure	Billions of yen	237.0	313.6	76.6
Long-term Debt (Year-End)	Billions of yen	3,498.5	3,336.1	(162.4)
Average Interest (Year-End)	%	4.04	3.89	(0.15)
Number of Employees (Year-End)	Persons	24,063	24,641	578

(Note) Average number of shares for the term: 1,975,924 shares for FY 2006 and 1,969,951 shares for FY 2007.
Number of employees shows the persons at work.

Referential Figures for the End of the Fiscal Years (Non-consolidated)

	Unit	FY 2006	FY 2007	Increase/ (Decrease)
Finance Income and Expenditures	Billions of yen	(147.1)	(134.6)	12.4
Interest Expense	Billions of yen	148.2	136.7	(11.5)
Earnings per Share (EPS)	Yen	65,794.51	78,068.53	12,274.02
Return on Net Worth	%	15.2	18.7	3.5
Net Worth Ratio	%	15.2	17.7	2.5
Capital Expenditure	Billions of yen	209.8	277.4	67.6
Long-term Debt (Year-End)	Billions of yen	3,415.6	3,260.1	(155.5)
Average Interest (Year-End)	%	4.08	3.91	(0.17)
Number of Employees (Year-End)	Persons	15,818	16,193	375
Number of Retired Employees	Persons	1,317	1,192	(125)

(Note) Average number of shares for the term: 1,978,000 shares for FY 2006 and 1,972,027 shares for FY 2007.
Number of employees shows the persons at work.

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

1. FY2007 (Fiscal Year ending March 31, 2008) Year-end Investors Meeting (an English version is attached as Attachment 1)

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Supplemental Document to the Shelf Registration Statement, and Amendment to the Shelf Registration Statement, which were filed with the Director of the Tokai Local Finance Bureau or the Kanto Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

   a. Supplemental Document to the Shelf Registration Statement, dated April 15, 2008 in connection with the issuance of the 35th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated April 15, 2008, for the purpose of replacing the minutes of the Board of Directors attached to the Supplemental Document to the Shelf Registration Statement set forth in paragraph a. above with the appropriate document

2. Brief announcement of financial results and the reference materials attached thereto

   a. Brief announcement of the annual consolidated and non-consolidated financial statements, dated April 28, 2008, for the fiscal year ended March 31, 2008 (an extracted English translation is attached as Attachment 2, entitled "Summary of Financial Report for the Year Ended March 31, 2008")

   b. Reference material, dated April 28, 2008, which contains a summary of the consolidated results for the fiscal year ended March 31, 2008, and is attached to the brief announcement of the annual consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2008, set forth in paragraph a. above (an English translation is attached as Attachment 3)

3. Press releases which may be material to an investment decision

   a. Press release titled "Issuance of Domestic Straight Bonds" dated April 15, 2008 (an English translation is attached as Attachment 4)

b. Press release titled "Notice of Position on and Policies for Reduction of the Investment Units" dated April 28, 2008 (an English translation is attached as Attachment 5)

c. Press release titled "Notice of Distribution of Retained Earnings" dated April 28, 2008 (an English translation is attached as Attachment 6)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Supplemental Document to the Shelf Registration Statement, dated April 15, 2008 in connection with the issuance of the 35th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement filed as of October 17, 2007 (effective for two (2) years) , when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Financial Instruments and Exchange Law of Japan.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 35th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 35th Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated April 15, 2008 (Attachment 4).